SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

MEDIA GENERAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

(Title of Class of Securities)

584404107

(CUSIP Number)

MARC D. HAMBURG BERKSHIRE HATHAWAY INC. 3555 FARNAM STREET OMAHA, NEBRASKA 68131 (402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% of Class A Common Stock (1) (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See Instructions before filling out.

1.	The increase in class ownership percentage from 16.9% to 17.0% is attributable solely to the decrease in the number of outstanding shares of Class A Common Stock as reported by MEG in its Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 3, 2012. (See Item 5).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 3 OF 6 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% of Class A Common Stock (1) (See Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See Instructions before filling out.

1.	The increase in class ownership percentage from 16.9% to 17.0% is attributable solely to the decrease in the number of outstanding shares of Class A Common Stock as reported by MEG in its Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 3, 2012. (See Item 5)

CUSIP No. 584404107	SCHEDULE 13D	PAGE 4 OF 6 PAGES

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Commission on June 4, 2012. This Amendment is filed by Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Mr. Buffett, who may be deemed to control Berkshire, relating to the beneficial ownership of the Class A Common Stock, par value $5.00 per share (“Class A Common Stock”), of Media General, Inc., a Virginia corporation (“MEG”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as previously filed.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the transactions described below in Item 4 (the answer to which is incorporated herein by reference), on September 24, 2012, Berkshire exercised the Warrants and received, upon surrender of the Warrants and payment of the exercise price per share of $0.01 set forth in the Warrant Agreement, 4,646,220 shares of Class A Common Stock of MEG. Berkshire used internally generated funds to fund the exercise of the Warrants, and no borrowed funds were involved.

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

On September 20, 2012, pursuant to the nomination by Berkshire under Section 2.3 of the Shareholders Agreement, MEG’s Board of Directors appointed Wyndam Robertson to serve on the Board of Directors of MEG until the next annual shareholder meeting for the general election of directors.

Also, on September 24, 2012, Berkshire exercised the Warrants and received, upon surrender of the Warrants and payment of the exercise price per share of $0.01 set forth in the Warrant Agreement, 4,646,220 shares of Class A Common Stock of MEG, representing approximately 17.0% of the aggregate issued and outstanding Class A Common Stock of MEG. (See Item 5).

The foregoing description of the Warrant Agreement and Shareholders Agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the full text of the Agreements, which were filed with the original Schedule 13D as Exhibits.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following disclosures are based on the 22,733,767 shares of the Class A Common Stock outstanding as of July 29, 2012, as reported by MEG in its Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 3, 2012.

(a)	Berkshire is the beneficial owner of 4,646,220 shares of Class A Common Stock (the “Shares”), which represent approximately 17.0% of the outstanding Class A Common Stock of MEG.

(b)	Berkshire has both voting and investment power with respect to the 4,646,220 shares of Class A Common Stock held by it. Mr. Buffett, Chairman of the Board of Directors and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. Thus, Mr. Buffett and Berkshire may be deemed to share voting power and investment power with respect to the Shares.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 5 OF 6 PAGES

(c)	None.

(d)	To the knowledge of Berkshire and Mr. Buffett, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Berkshire.

(e)	Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

The following Exhibits to the Schedule 13D of Warren Buffett and Berkshire Hathaway Inc., filed on June 4, 2012, are incorporated herein by reference.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement required by Rule 13d-1(k)(1) (previously filed as Exhibit 1 to the Schedule 13D of Warren Buffett and Berkshire Hathaway Inc., filed on June 4, 2012, and incorporated herein by reference).

4	Warrant Agreement, dated as of May 24, 2012, by and between Media General, Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Media General, Inc. on May 24, 2012).

6	Shareholders Agreement, dated as of May 24, 2012, by and among Media General, Inc., Berkshire Hathaway Inc., D. Tennant Bryan Media Trust and J. Stewart Bryan III (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K/A filed by Media General, Inc. on May 24, 2012).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete, and correct.

Dated: September 24, 2012

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer